Exhibit 1.2
RIO TINTO FINANCE (USA) LIMITED
OFFICERS’ CERTIFICATE
Officer’s Certificate pursuant to Section 301 of the Indenture
$2,000,000,000 8.95% Notes due 2014
$1,500,000,000 9.00% Notes due 2019
I, Ben Mathews, duly appointed as an attorney of Rio Tinto Finance (USA) Limited (the “Company”), pursuant to Section 301 of the indenture dated July 2, 2001 (the “Indenture”) among the Company, Rio Tinto plc, Rio Tinto Limited and The Bank of New York Mellon and pursuant to a resolution duly adopted by the Board of Directors of the Company on April 8, 2009, whereby each Director of the Company was authorized to do anything and to execute and deliver any document necessary, desirable or incidental to the issue of the $2,000,000,000 8.95% Notes due 2014 and the $1,500,000,000 9.00% Notes due 2019, HEREBY APPROVE AND CONFIRM the following such terms:

2014 Notes

Title:	8.95% Notes due 2014

Principal Amount:	$2,000,000,000

Maturity:	May 1, 2014

Issue Price:	98.805%

Interest Rate:	8.95% per year

Interest Payment Dates:	November 1 and May 1, commencing November 1, 2009

Issue Date:	April 17, 2009

Record Dates:	April 15 and October 15

2019 Notes

Title:	9.00% Notes due 2019

Principal Amount:	$1,500,000,000

Maturity:	May 1, 2019

Issue Price:	97.586%

Interest Rate:	9.00% per year

Interest Payment Dates:	November 1 and May 1, commencing November 1, 2009

Issue Date:	April 17, 2009

Record Dates:	April 15 and October 15

The following terms apply to each tranche of Notes:

Guarantees	The Notes will be fully and unconditionally guaranteed by each of Rio Tinto plc and Rio Tinto Limited as to principal, interest, premium, if any, and any other additional amounts payable in respect of the Notes.

Form:	The Notes will be issued in registered form and will be represented by Global Securities, which will be executed and delivered in substantially the form attached hereto as Exhibit A. The Notes will be registered in the name of a nominee of The Depository Trust Company and deposited with The Bank of New York Mellon, as depositary.

Place of Payment, Paying Agent:	The Bank of New York Mellon 101 Barclay Street New York, NY 10286, United States

Notices and Demands to Company:	Rio Tinto Finance (USA) Limited Level 33 120 Collins Street Melbourne, Victoria 3000 Australia

or

Shannon Crompton Rio Tinto Services Inc. 80 State Street Albany, NY 12207-2543, United States

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment from time to time if either Moody’s or S&P (each as defined below) or, in either case, any Substitute Rating Agency (as defined below) thereof downgrades (or subsequently upgrades) the debt rating assigned to the Notes, in the manner described below.

If the rating from Moody’s (or any Substitute Rating Agency thereof) of the Notes is decreased to a rating set forth in the immediately following table, the interest rate on the Notes will increase from the interest rate payable on the Notes on the date of their issuance by the percentage set forth opposite that rating:

Rating	Percentage
Ba	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

If the rating from S&P (or any Substitute Rating Agency thereof) of the Notes is decreased to a rating set forth in the immediately following table, the interest rate on the Notes will increase from the interest rate payable on the Notes on the date of their issuance by the percentage set forth opposite that rating:

Rating	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

If at any time the interest rate on the Notes has been adjusted upward and either Moody’s or S&P (or, in either case, a Substitute Rating Agency thereof), as the case may be, subsequently increases its rating of the Notes to any of the threshold ratings set forth above, the interest rate on the Notes will be decreased such that the interest rate for the Notes equals the interest rate payable on the Notes on the date of their issuance plus the percentages set forth opposite the applicable ratings from the tables above in effect immediately following the increase. If Moody’s (or any Substitute Rating Agency thereof) subsequently increases its rating of the Notes to Baa3 (or its equivalent, in the case of a Substitute Rating Agency) or higher, and S&P (or any Substitute Rating Agency thereof) increases its rating to BBB- (or its equivalent, in the case of a Substitute Rating Agency thereof) or higher the interest rate on the Notes will be decreased to the interest rate payable on the Notes on the date of their issuance. In addition, the interest rate on the Notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the Notes become rated A3 and A- or higher by Moody’s and S&P (or, in either case, a Substitute Rating Agency thereof), respectively (or one of these ratings if the Notes are only rated by one Rating Agency (as defined below)).

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, a Substitute Rating Agency thereof), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the Notes be reduced to below the interest rate payable on the Notes on the date of their issuance or (2) the total increase in the interest rate on the Notes exceed 2.00% above the interest rate payable on the Notes on the date of their issuance.

No adjustments in the interest rate of the Notes shall be made solely as a result of a Rating Agency ceasing to provide a rating of the Notes. If at any time fewer than two Rating Agencies provide a rating of the Notes, the Company will use its commercially reasonable efforts to obtain a rating of the Notes from a Substitute Rating Agency, to the extent one exists, and if a Substitute Rating Agency exists, for purposes of determining any increase or decrease in the interest rate on the Notes pursuant to the tables above (a) such Substitute Rating Agency will be substituted for the last Rating Agency to provide a rating of the Notes but which has since ceased to provide such rating; (b) the relative rating scale used by such Substitute Rating Agency to assign ratings will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings used in the applicable table above with respect to such Substitute Rating Agency, such ratings will be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table and (c) the interest rate on the Notes will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the Notes on the date of their issuance plus the appropriate percentage, if any, set forth opposite the rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other Rating Agency). For so long as only one Rating Agency provides a rating of the Notes, any subsequent increase or decrease in the interest rate on the Notes necessitated by a reduction or increase in the rating by the agency providing the rating shall be twice the percentage set forth in the applicable table above. For so long as none of Moody’s, S&P or a Substitute Rating Agency provides a rating of the Notes, the interest rate on the Notes will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the Notes on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate. If Moody’s or S&P (or, in either case, a Substitute Rating Agency thereof) changes its rating of the Notes more than once during any particular interest period, the last change by such Rating Agency will control for purposes of any interest rate increase or decrease with respect to the Notes described above relating to such Rating Agency’s action.

If the interest rate payable on the Notes is increased

as described above, the term “interest rate”, or its equivalent, as used in this certificate, will be deemed to include any such additional interest unless the context otherwise requires.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.

“Substitute Rating Agency” means a “nationally recognized statistical rating agency organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

Payment of Additional Amounts:	All payments of principal and interest in respect of the Notes or the Guarantees will be made free and clear of, and without withholding or deduction for, any taxes, assessments, duties or governmental charges. If withholding or deduction is required by law, the Company or either of Rio Tinto plc or Rio Tinto Limited, as the case may be, must, subject to certain exceptions, pay to each holder of the Notes additional amounts as may be necessary in order that every net payment of principal of and interest on the Notes after deduction or other withholding for or on account of any present or future tax, assessment, duty or other governmental charge, will not be less than the amount that would have been payable on the Notes in the absence of such deduction or withholding.

Optional Tax Redemption:	The Notes may be redeemed at the option of the Company or either of Rio Tinto plc or Rio Tinto Limited upon the occurrence of certain tax events in accordance with the redemption provisions set out in the forms of the Note attached hereto as Exhibit A.

Optional Make-Whole Redemption:	The Company or either of Rio Tinto plc or Rio Tinto Limited may redeem the Notes in whole or in part, at its or their option at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) as certified to the Trustee by the Company, Rio Tinto plc or Rio Tinto Limited, the sum of the present values of the Remaining

Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, together with, in each case, accrued interest on the principal amount of the Notes to be redeemed to the date of redemption. In connection with such optional redemption the following defined terms apply:

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company to act as the “Independent Investment Banker”.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release designated H.15 (519) (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer

Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the Notes obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Reference Treasury Dealer” means each of Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated and their respective successors and one other nationally recognized investment banking firm that is a Primary Treasury Dealer specified from time to time by the Company, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption, provided, however, that, if that redemption date is not an interest payment date with respect to such Notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. On and after any redemption date, interest will cease to accrue on the Notes or any portion thereof called for redemption. On or before any redemption date, the Company shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate. The redemption price shall be calculated by the Independent Investment Banker and the Company and the Trustee and any paying agent for the Notes shall be entitled to rely on such calculation.

Change of Control:	If a Change of Control Repurchase Event (as defined below) occurs, unless the Notes are otherwise subject to redemption in accordance with their terms and the Company has elected to exercise its right to redeem the Notes, it will make an offer to each Holder comprising that series to repurchase all or any part (in integral multiples of U.S.$1,000) of that Holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to the date of repurchase. Within 30 days following any Change of Control Repurchase Event or, at the Company’s option, prior to any Change of Control (as defined below), but after the public announcement of an impending Change of Control, it will mail a notice to each Holder, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditional on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the Notes, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Repurchase Event provisions of the Notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, the Company will, to the extent lawful, accept for payment all Notes or portions of Notes (in integral multiples of U.S.$1,000) properly tendered pursuant to its offer; deposit with the Trustee an amount equal to the aggregate repurchase price in respect of all Notes or portions of Notes properly tendered; and deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Notes being purchased by the Company.

The Trustee will promptly pay to each holder of Notes properly tendered the repurchase price for such Notes, provided that it has received such repurchase price from the Company, and the Trustee will promptly at the Company’s direction authenticate and transfer (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new Note will be in a principal amount of U.S.$1,000 or an integral multiple of U.S.$1,000 in excess thereof. The Company will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company, and such third party purchases all Notes properly tendered and not withdrawn under its offer.

“Below Investment Grade Rating Event” means the Notes are rated below Investment Grade by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event set out below) if each Rating Agency making the reduction in rating to which this definition would otherwise apply does not announce or publicly confirm or inform the Company or the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Rio Tinto plc or Rio Tinto Limited to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than one or more members of the Rio Tinto Group;

(2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) at any time directly or indirectly own(s) or acquire(s) such proportion of the issued or allotted ordinary share capital of Rio Tinto plc or Rio Tinto Limited which shall, or, if such transaction involves the conversion or exchange of such share capital for cash, securities or other property, such proportion of share capital of, or other relevant economic interest in, the surviving entity as a result of such transaction as shall, in aggregate, be entitled to exercise or direct the exercise of more than 50% of the rights to vote to elect members of the board of directors of Rio Tinto plc and Rio Tinto Limited or such surviving entity, provided that

(i) for the avoidance of doubt, no Change of Control shall occur solely as a result of either of Rio Tinto plc or Rio Tinto Limited and/or any of its subsidiaries at any time owning or acquiring the relevant proportion of the issued or allotted ordinary share capital of Rio Tinto Limited or Rio Tinto plc, respectively, but in such circumstances whether or not a Change of Control shall occur whether in relation to such event or thereafter shall be determined by reference to (A) the Collapsed DLC Test; or (B) the test set out in this sub-paragraph (2) immediately preceding this proviso applied solely to whichever of Rio Tinto plc or Rio Tinto Limited owns (whether directly or through one or more of its subsidiaries) the relevant proportion of the issued or allotted ordinary share capital of Rio Tinto Limited or Rio Tinto plc, and

(ii) no Change of Control shall be deemed to occur if all or substantially all of the holders of the issued or allotted ordinary share capital or other relevant economic interests of the relevant person or, as the case may be, surviving entity immediately after the event which would otherwise have constituted a Change of Control were the holders of the issued or allotted ordinary share capital of each or either of Rio Tinto plc or Rio Tinto Limited with the same (or substantially the same) pro rata economic interests in the share capital or relevant economic interests of the relevant person or, as the case may be, surviving entity, as such shareholders had in the issued or allotted ordinary share capital of each or either of Rio Tinto plc or Rio Tinto Limited, respectively, immediately prior to such event; or

(3) the first day on which a majority of the members of the board of directors of either Rio Tinto plc or Rio Tinto Limited are not Continuing Directors.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

the “Collapsed DLC Test” shall be deemed to be satisfied if any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) at any time directly or indirectly own(s) or acquire(s) more than 50% of the issued or allotted ordinary share capital of whichever of Rio Tinto plc or Rio Tinto Limited owns (whether directly or through one or more of its subsidiaries) the relevant proportion of the issued or allotted ordinary share capital of Rio Tinto Limited or Rio Tinto plc, respectively.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of either of Rio Tinto plc or Rio Tinto Limited who (1) was a member of such board on the date of the issuance of the guarantee by either entity; or (2) was nominated for election, appointed or elected to such board with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination, appointment or election.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by the Company.

“Moody’s” means Moody’s Investors Service Inc. and its successors.

“Rating Agency” means (1) each of Moody’s and S&P; and (2) if any of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Rio Tinto Group” means Rio Tinto plc and Rio Tinto Limited and their respective subsidiaries taken as a whole.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc. and its successors.

Other Terms:	The other terms of the Notes shall be substantially as set forth in the Indenture dated July 2, 2001, the Prospectus dated April 14, 2009 and the Prospectus Supplement dated April 14, 2009 relating to the Notes and the forms of the Note attached hereto as Exhibit A.

Dated: April 17, 2009

/s/ Ben Mathews
Name:	Ben Mathews
Title:	Company Secretary, Rio Tinto plc Assistant Secretary, Rio Tinto Limited

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